Exhibit 1.01

DSP Group, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

Overview

This report has been prepared by DSP Group, Inc. (the “Company”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a leading global provider of wireless chipset solutions for converged communications. Delivering semiconductor system solutions with software and reference designs, DSP Group enables original equipment manufacturers, original design manufacturers, consumer electronics manufacturers and service providers to cost-effectively develop new revenue-generating products with fast time to market. At the forefront of semiconductor innovation and operational excellence for over two decades, DSP Group provides a broad portfolio of wireless chipsets integrating DECT (Digital Enhanced Cordless Telecommunications) and/CAT-iq (Cordless Advanced Technology - Internet Quality), ULE (Ultra Low Energy), Wi-Fi, PSTN (Public Switched Telephone Network), HDClear™ intelligent voice enhancement, background noise elimination and speech recognition accuracy enhancement, video and VoIP (Voice over Internet Protocol) technologies.

The performance and functionality requirements imposed by certain of the Company’s products (collectively, the “Subject Products”) require the use of advanced or sensitive materials that include small quantities of tin, tantalum, tungsten and gold (“3TG”).

Supply chain Overview

The Company conducted an analysis and found that small quantities of 3TG are found in all of the Subject Products. However, the Company does not manufacture any products and does not purchase any 3TG for the components within the Subject Products directly from mines, smelters or refiners. Rather, the Company contracts with various semiconductor manufacturers to manufacture its products and to acquire the components necessary for the Subject Products from suppliers. The Company must therefore rely on its manufacturers and suppliers to provide information regarding the origins of the 3TG. The Company has relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and its direct suppliers. Therefore, the Company relies on its direct suppliers to work with their upstream suppliers in order that they may provide the Company with accurate information about the origins of the 3TG in the Subject Products. The Company requires suppliers to provide it with the necessary 3TG information on a prospective basis.

Reasonable country of Origin Inquiry

Because of the limited number of suppliers that were identified by the Company as In-Scope Vendors for Conflict Mineral regulatory purposes, the Company contacted all of those suppliers, which amounted to eight suppliers at in the aggregate (such suppliers collectively referred to herein as the “Surveyed Suppliers”).

The Company requested that all Surveyed Suppliers provide information regarding the origins of the 3TG and smelters and refiners using the template developed by the Conflict Free Sourcing Initiative ("CFSI"), known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain. The CMRT includes questions regarding a direct supplier’s conflict-free policy and its due diligence process, and requests information about its supply chain such as the names and locations of smelters and refiners as well as the origins of the 3TG used by such smelters and refiners.

The Company’s supplier engagement process included solicitation of survey responses from relevant suppliers and an assessment of such suppliers’ responses, including the identification of inconsistent, incomplete or inaccurate responses.

Currently, the Company is unable to identify the complete list of origins of the 3TG contained in the Subject Products supplied to the Company or the facilities used to process such 3TG. Therefore, the Company cannot exclude the possibility that some of the 3TG may have originated in the Covered Countries and are not from recycled or scrap sources. Based on this result, the Company conducted due diligence activities and details its findings in this Conflict Minerals Report.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

Pursuant to the Rule, the Company performed due diligence on the source and origins of the 3TG in the Subject Products.

The due diligence measures the Company performed are presented below in accordance with the five-step framework established by the OECD.

Step 1. Establish Strong Company Management Systems

Conflict Minerals Policy

The Company has adopted a conflict minerals policy related to its sourcing of Conflicts Minerals. The policy is publically available in the governance section of the investor relation page of the Company’s website at: http://ir.dspg.com/phoenix.zhtml?c=101665&p=irol-govhighlights.

Internal Team

The Company has established a management system to support supply chain due diligence related to the 3TG. The Company’s management system includes an executive steering committee sponsored by the senior responsible executive, and a team of subject matter experts from functions such as supplier management, engineering, finance, law, and the Company’s international organization. The team of subject matter experts is responsible for implementing the Company’s conflict minerals compliance strategy and is led by the Corporate Vice President of Operations.

Control Systems

Controls include a company-wide code of business conduct and ethics that outlines expected behaviors for all of the Company’s employees in a number of subject areas, including the Company’s relationships with its suppliers.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of at least 5 years.

Supplier Engagement

The Company’s supplier engagement team continues to hold meetings to discuss best practices among its suppliers. However, the Company requires suppliers to provide it with the necessary 3TG information on a prospective basis.

Grievance Mechanism

The Company has processes to listen to and act on concerns expressed by employees and others about possible improper or unethical business practices or violations of the Company’s stated policies. The Company’s conflict minerals policy includes a grievance and reporting mechanism to enable concerns and violations of such policy to be reported to the Chairman of Company’s Board of Directors or the Company’s Chief Financial Officer.

Step 2. Identify and Assess Risks in the Supply Chain

The Company reviewed all of the Surveyed Suppliers’ responses, including those not provided within the framework of the CMRT, against criteria developed by its internal team to determine whether further engagement was necessary. The criteria included incomplete responses as well as inconsistencies and inaccuracy within the data reported by those suppliers. In such cases, the Company worked directly with the suppliers in an effort to secure revised responses.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

•	Senior management is briefed about the Company’s due diligence efforts on a regular basis.

•	The Company has implemented a risk management plan that outlines the Company’s responses to identified risks.

The Company found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. The Company engages in regular ongoing risk assessment, largely relying on suppliers’ annual data submissions, as well as, where appropriate, targeted follow-up activities, such as (i) contact suppliers whose responses were identified as incomplete, inconsistent or inaccurate, and (ii) compare smelters/refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

The Company does not manufacture any products and does not purchase any 3TG for the components within the Subject Products directly from mines, smelters or refiners and therefore does not perform direct audits of these entities within its supply chain. The Company does however use the freely available lists of smelters on CFSI to perform validation checks of its smelter or refiner list.

Step 5. Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes the Company’s annual report on its Conflicts Mineral due diligence, is publicly available in the governance section of the investor relation page of the Company’s website at: http://ir.dspg.com/phoenix.zhtml?c=101665&p=irol-govhighlights and is filed with the U.S. Securities and Exchange Commission.

Results of Assessment

The Company surveyed all of its suppliers, which amounted to eight suppliers in the aggregate. The survey response rate among those suppliers was 100%.

The Company has been unable to identify the complete list of the origins of the 3TG contained in the Subject Products supplied to the Company or the facilities used to process such 3TG.  This determination was made because the Company does not have sufficient information from suppliers or other sources regarding the smelters and refiners that processed the necessary 3TG in the Subject Products to conclude whether the 3TG originated in the Covered Countries and, if so, whether the 3TG were from recycled or scrap sources or were or were not from other conflict free sources. In addition, the declarations of the Company’s Surveyed Suppliers cannot always be linked to specific products, and therefore the Company cannot be certain that the specific smelters are relevant to its Subject Products.

Based on the due diligence inquiry, below are the countries of origin of the 3TG in the Subject Products:

Conflict Mineral	Country of origin may include the following
Gold	Brazil, Australia
Tantalum	Ethiopia, Australia, Canada, Brazil, Mozambique
Tin	Indonesia, Malaysia, China, Thailand
Tungsten	China, Australia, Brazil, Bolivia, Canada, Columbia, USA, Mexico, Nigeria, Russia, Rwanda, Spain, Thailand, Vietnam

The information gathered from the Company’s suppliers is not on a continuous, real-time basis. The Company can only provide reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals, since the information comes from direct and secondary suppliers and independent third party audit programs.

Expected Future Actions

The Company will continue to communicate its expectations and information requirements to its direct suppliers. The Company will also continue to monitor changes in circumstances that may impact the facts or its determination. Over time, the Company anticipates that the amount of information globally on the traceability and sourcing of these ores will increase and improve its knowledge. The Company will continue to make inquiries to its direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. The Company expects its suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

The Company intends to take (or have taken) the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in its Subject Products benefit armed groups in the Covered Countries:

•	Continue requiring that suppliers will provide the Company with the necessary 3TG information on a prospective basis.

•	Continue working with the Company’s suppliers to maintain the response rate and improve the content of the supplier survey responses.

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In the event that any of the Company’s suppliers are found to be providing the Company with Subject Products containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.

•	Continue to invest in Conflict Minerals due diligence toolsets.

This report has not been subjected to an independent audit as allowed under Rule 13p-1.

The Company has provided information as of the date of this report. Subsequent events, such as the inability or unwillingness of any suppliers, smelters or refiners to comply with the Company’s policy and inquiries, may affect the Company’s future determinations under Rule 13p-1.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.